UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number:  001-37982

AMERICAS GOLD AND SILVER CORPORATION

(Name of registrant)

145 King Street West, Suite 2870

Toronto, Ontario

M5H 1J8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAS GOLD AND SILVER CORPORATION

Date: February 18, 2020	By:	/s/ Peter McRae
		Name:	Peter McRae
		Title:	Senior Vice President, Corporate Affairs &
Chief Legal Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	At The Market Offering Agreement, dated February 18, 2020.
99.2	News Release dated February 18, 2020. Americas Gold and Silver Pours First Gold at Relief Canyon and Provides Other Corporate Updates.